May 15, 2007

Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

Re:          TriMas Corporation
Filed on Form S-1
Registration No. 333- 136263

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between May 4, 2007 and the date hereof 19,453 copies of the Preliminary Prospectus dated May 4, 2007 were distributed as follows: 16,775 to 7 prospective underwriters; 2,459 to 2,459 institutional investors; 140 to 2 prospective dealers; 0 to 0 individuals; 9 to 3 rating agencies and 70 to 6 others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00pm on May 17, 2007 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.
MERILL LYNCH & CO.
As Representatives of the
Prospective Underwriters

By:_/s/ Goldman, Sachs & Co.
       (Goldman, Sachs & Co.)

On behalf of the Prospective Underwriters